MEMBERSHIP INTEREST BUY-SELL AGREEMENT

This Agreement is made by and among **VINCENT VU** ("Vu"), **MARC OOSTERHUIS** ("Oosterhuis") and **KINIS, LLC**, a Virginia limited liability company (the "Company") and provides as follows:

RECITALS

Vu and Oosterhuis are members of the Company, with Vu holding a 96% membership interest and Oosterhuis holding a 4% membership interest.

Vu and Oosterhuis have entered into an Operating Agreement dated on or about June 8th 2018 (the "Operating Agreement") which governs their respective rights and obligations related to the affairs of the Company.

Vu and Oosterhuis wish to enter into this Buy-Sell Agreement in order to further establish their respective rights and obligations in the event of certain events specified herein.

NOW THEREFORE, in consideration of the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

COVENANTS

1. ***Definitions***. The following terms used in this Agreement shall (unless otherwise expressly provided herein or unless the context otherwise requires) have the following respective meanings:

(a) *Agreement*: This Membership Interest Buy-Sell Agreement as originally executed and as amended from time to time, as the context requires.

(b) *Member:* Vu, Oosterhuis and/or any future owners of a Membership Interest who become parties to this Agreement, provided, however, that no person shall be considered a Member after he has disposed of all of his Membership Interest. In the case of a deceased Member, the term "Member" shall mean his personal representative where appropriate, but in such instance, such term shall not be deemed to imply that such personal representative is admitted as a member of the Company unless such person is admitted pursuant to the terms hereof and/or the terms of the Operating Agreement.

(c) *Membership Interest*: The membership interests of the Company presently existing and any membership interest which may hereafter exist.

(d) *Minority Member:* Any Member who collectively, along with all members of such Member's immediate family (to include any spouse, children, parents or siblings) and/or any entity affiliated with such Member or such Member's immediate family,

holds a Membership Interest of less than thirty percent (30%) of the outstanding Membership Interests of the Company.

(e) *Term*: That period which begins as of the effective date of this Agreement and which continues for a period of five (5) calendar years thereafter and which expires upon the conclusion of such five (5) year period.

2. ***Primacy of Agreement.*** To the extent that the terms and provisions of this Agreement shall conflict with the terms and provisions of the Operating Agreement, the terms of this Agreement shall control.

3. ***Oosterhuis Purchase Option.*** Oosterhuis shall have the option, but not an obligation, to purchase from Vu, Membership Interests in the Company presently held by VU and representing up to six percent (6%) of the total outstanding and existing Membership Interests in the Company, upon the following terms and conditions (such option, subject to such terms and conditions hereafter the "Oosterhuis Purchase Option"):

(a) The purchase price for the Membership Interests purchased by Oosterhuis shall be $15,000.00 per three percent (3%) of the total outstanding and existing Membership Interests of the Company.

(b) The Oosterhuis Purchase Option may be exercised with respect to Membership Interests in increments of not less than three percent (3%) per exercise.

(c) The Oosterhuis Purchase Option shall be exercised, if at all, by written notice given by Oosterhuis to Vu.

(d) Following written notice, Vu and Oosterhuis shall take all reasonably necessary actions to effect and document the transfer of Membership Interests within thirty (30) days following such exercise and shall take all actions reasonably necessary to reflect the transfer of such Membership Interests to Oosterhuis within the books and records of the Company.

(e) The Oosterhuis Purchase Option shall be exercised, if at all, during the Term of this Agreement and such purchase option shall expire with the expiration of such Term.

4. ***Transfer of Additional Membership Interests from Vu to Oosterhuis.*** If and when: (i) Oosterhuis has exercised the Oosterhuis Purchase Option and closed upon the purchase of six percent (6%) of additional Membership Interests from Vu pursuant to Section 3 above; and (ii) Oosterhuis works 2 days a week for The Company during first 12 months, then Vu shall transfer to Oosterhuis an additional five percent (5%) of the outstanding Membership Interests of

the Company. The provisions of this Section 4 shall survive the expiration of the Term of this Agreement.

5. ***Oosterhuis Put-Option.*** Oosterhuis shall have an option (the "Oosterhuis Put-Option") exercisable in Oosterhuis' sole and absolute discretion, to require the purchase and/or redemption of Oostershuis' whole, but not less than whole, Membership Interest upon following terms:

(a) *Exercise of Option:* The Oosterhuis Put-Option shall be exercised, if at all, by the Oosterhuis providing written notice to the Company's then-current Manager and all remaining Members explicitly stating that Oosterhuis is exercising his Oosterhuis Put-Option pursuant to the terms of this Agreement (the "Oosterhuis Put-Option Notice"). The Oosterhuis Put-Option may be exercised at any time during that period which begins one (1) calender year from the effective date hereof, and which continues through the end of the Term of this agreement. If not exercised prior thereto, the Oosterhuis Put-Option shall expire upon the expiration of the Term of this Agreement.

(b) *Rights/Obligations of Remaining Members:* Upon the due exercise of the Oosterhuis Put-Option in accordance with Section 5(a) above, the remaining Members and the Company shall have the right and obligation to purchase or redeem the Membership Interest of Oosterhuis pursuant to the price and terms set forth in Sections 6 and 7 below. Such right shall first be held by the Company, but in the event that the Company declines the right to redeem, such right shall pass to Vu and any other remaining Members who shall have the right to purchase. If neither the Company nor Vu and the remaining Members exercise such rights, the rights shall become a binding joint and several obligation of the Company, Vu and the remaining members, and they shall be thereafter compelled to repurchase from Oosterhuis his Membership Interests in the Company pursuant to the terms and provisions of Sections 6 and 7.

6. ***Sale Price of Membership Interest.*** The purchase price for any purchase of a Membership Interest under Section 5 above shall be equal to eighty-five percent (85%) of the original purchase price or cash contribution paid/made by Oosterhuis for such Membership Interest. For the sole purposes of calculating the purchase price hereunder, with respect to any Membership Interest acquired by Oosterhuis pursuant to Section 4 of this Agreement, the parties agree that such five percent (5%) Membership Interest shall be deemed to have had an original purchase price of $25,000.00. The parties acknowledge and represent that Oosterhuis paid $20,000.00 for his initial Membership Interest of four percent (4%) of the outstanding Membership Interest of the Company, on or prior to the date hereof.

7. ***Terms of Purchase.*** The terms of purchase for any purchase of a Membership Interest under Section 5 above shall be determined as follows:

(a) *Settlement Date.* The settlement date for such purchase shall be such date as may be mutually agreed upon by parties, but in no event later than ninety (90) days from the date of the Oosterhuis Put-Option Notice.

(b) *Settlement Terms.* On the date of settlement, the purchasing Members or Company (as applicable) shall pay to Oosterhuis no less than twenty percent (20%) of the aggregate purchase price in immediately available funds; and the balance of the purchase price shall be paid within ninety (90) days following settlement. At settlement, Oosterhuis shall transfer the Membership Interests free any lien or encumbrance. Effective as of the settlement date, Oosterhuis shall cease to be a Member of the Company.

8. ***Amendment and Termination.*** This Agreement may be amended or terminated by a written agreement signed by all parties.

9. ***Additional Members/ No Better Terms/Price.*** As of the effective date of this Agreement, the sole Members of the Company are Vu and Oosterhuis. Notwithstanding any other provision of the Operating Agreement, during the Term of this Agreement, Vu and the Company shall not offer to sell or to issue any Membership Interests to any party or third-party at any price or upon any terms more favorable to such party or third-party than the price and terms offered to Oosterhuis hereunder.

10. ***Other Documents.*** The parties hereto hereby agree to execute and deliver any and all such additional documents as shall be reasonably required to effectuate the intent of the parties with respect to the transactions anticipated herein.

11. ***Severability.*** The invalidity or unenforceability of any particular provisions under this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

12. ***Notice.*** All notices required to be sent under this Agreement or in connection with this Agreement shall be in writing and shall be deemed given when personally delivered or mailed, postage prepaid, by certified mail, return receipt requested, addressed to a Member or the personal representative of the estate of a deceased Member at the most recent address as shown on the books of the Company.

13. ***Choice of Law.*** This Agreement shall be construed in accordance with the laws of the Commonwealth of Virginia. The parties agree to submit and consent to the jurisdiction of the state and federal courts serving the Commonwealth of Virginia.

14. ***Heirs, Executors and Administrators.*** This Agreement shall be binding upon the Members, their heirs, legal representatives, successors and assigns.

15. ***Costs and Fees.*** In the event of a breach of this Agreement, the non-breaching party shall be entitled to collect from the breaching party(ies) all costs and fees, including reasonable attorneys' fees, incurred by the non-breaching party.

16. ***Counterparts.*** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be one and the same instrument. Facsimile or electronic signatures shall constitute original signatures for all purposes.

17. ***Effective Date.*** This Agreement shall be deemed effective as of the latest date of execution of the below parties.

WITNESSETH the following signatures and seals as of the date first above written:

Vincent Vu	06/08/2018 Date
Marc Oosterhuis	06-08-2018 Date
KINIS, LLC By: Vincent Vu, Founder	06/08/2018 Date

INITIAL MEMORANDUM OF EMPLOYMENT

Recitals

Kinis, LLC ("Company") is a Virginia limited liability company engaged in the business of developing, manufacturing, marketing and selling socks and related footwear.

Vincent Vu ("Vu") is the founder and majority owner of the Company, presently holding 96% of the outstanding equity membership interests of the Company. Vincent Vu serves as Manager of the Company pursuant to its operating agreement ("Operating Agreement").

Marc Oosterhuis ("Oosterhuis") is a member of the Company, presently holding 4% of the outstanding equity membership interests of the Company.

Vu's and Oosterhuis' rights as Members of the Company are governed by the Operating Agreement and Membership Interest Buy Sell Agreement (the "Buy-Sell Agreement") entered into on or before the date hereof. In the event of a conflict between the documents, this Memorandum is subject to and governed by the Operating Agreement and Buy-Sell Agreement.

It is anticipated that in addition to services they may provide the Company as Members and Manager thereof, that Vu and Oosterhuis shall provide additional services to the Company which shall be as set forth in this Memorandum and which shall be compensated as set forth in this Memorandum. The terms of this Memorandum relate solely to the relationship between Vu and Oosterhuis and the Company as employee/employer and do not affect the rights of Vu and Oosterhuis as Members of the Company.

Covenants

1. Vu shall serve as Chief Executive Officer of the Company and shall have the general duties and authority attendant thereto. Vu shall dedicate his full-time professional efforts to the Company and its business. Vu will be entitled to receive an annual salary of $30,000.00 for such services. Upon the one-year anniversary of this Memorandum, the parties will meet in good faith to discuss Mr. Vu's compensation for the upcoming year.

2. Oosterhuis shall serve as Fractional Chief Marketing Officer of the Company and shall have the general duties and authority attendant thereto. Oosterhuis shall not be expected or required to dedicate his full-time professional efforts the Company or its business and shall provide services on a mutually agreeable and as-needed basis. The parties acknowledge that Oosterhuis may engage in other professional and business activities, so long as they are not in directly competitive with the business of the

Company. Except as expressly set forth herein, Oosterhuis shall not be entitled to compensation for services provided to The Company during the first 12 months..

3. The Company shall reimburse Vu and Oosterhuis for reasonable out-of-pocket expenses incurred and advanced on behalf of or in service to the Company and its business. Such reimbursements shall be approved by unanimous agreement of Vu and Oosterhuis, with such approval not being unreasonably withheld or conditioned.

4. Vu and Oosterhuis shall be entitled to purchase from the Company, at the price of cost plus ten percent (10%), products manufactured by or for the Company for personal/familial use and for the purposes of non-arms-length product sampling and promotion.

5. Nothing herein shall be deemed to establish an employment agreement for a specified term and any employment relationship between Vu and the Company or between Oosterhuis and the Company as now exists or which may hereafter arise (absent a written employment agreement specifying the contrary) shall be strictly at-will.

6. The parties agree that upon the Company reaching $500,000.00 in gross sales, they will seek, in good faith, to renegotiate this Memorandum in light of the then-current services being rendered by Vu and Oosterhuis and in light of the business and business prospects of the Company.

______________________ 06/18/2018
Vincent Vu Date

______________________ 06-08-2018
Marc Oosterhuis Date

KINIS, LLC

By:______________________ 06/08/2018
Vincent Vu, Founder Date

OPERATING AGREEMENT
OF
KINIS, LLC

THIS OPERATING AGREEMENT, effective as of the 8th day of June , 2018 by and between KINIS, LLC, VINCENT VU and MARC OOSTERHUIS and provides as follows:

W I T N E S S E T H:

In consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the undersigned agree as follows:

Section 1. ***Formation and Term.***

A. *Formation*: The undersigned have formed a limited liability company pursuant to the Virginia Limited Liability Company Act by filing articles of organization with the Virginia State Corporation Commission.

B. *Term*: The Company shall continue until terminated in accordance with this Agreement.

Section 2. ***Definitions.*** The following terms used in this Agreement shall (unless otherwise expressly provided herein or unless the context otherwise requires) have the following respective meanings:

A. *Act*: The Virginia Limited Liability Company Act, as set forth in the *Code of Virginia*, as it may be amended or superseded from time to time.

B. *Agreement*: This Operating Agreement, as originally executed and as amended from time to time, as the context requires.

C. *Bankruptcy*.

(1) The filing of an application by a Member for, or his consent to, the appointment of a trustee, receiver, or custodian of his assets;

THE MEMBERSHIP INTERESTS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR FOREIGN JURISDICTION, AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH APPLICABLE SECURITIES LAWS.

MO

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(2) The entry of an order for relief with respect to a Member in proceedings under the United States Bankruptcy Code, as amended or superseded from time to time;

(3) The making by a Member of a general assignment for the benefit of creditors;

(4) The entry of an order, judgment or decree by any court of competent jurisdiction appointing a trustee, receiver or custodian of the assets of a Member unless the proceedings and the person appointed are dismissed within ninety (90) days;

(5) The failure by a Member generally to pay his debts as the debts become due within the meaning of Section 303(h)(1) of the United States Bankruptcy Code, as determined by the Bankruptcy Court; or

(6) Suffering or permitting a Member's Interest to become subject to the enforcement of any rights of a creditor of a Member, whether arising out of an attempted charge upon that Member's Interest by judicial process or otherwise, if that Member fails to effectuate the release of those enforcement rights, whether by legal process, bonding, or otherwise, within ninety (90) days after actual notice of that creditor's action.

D. *Capital Account*: As of any date the capital account maintained for each Member under **Section 5E – Members, Interests and Capital (Capital Accounts).**

E. *Capital Contribution*: The total amount of money and the agreed upon fair market value of property contributed to the Company by a Member or his predecessor in interest on the date of contribution net of liabilities secured by that contributed property that the Company is considered to assume or to be subject to under Section 752 of the *Code*.

F. *Code*: The Internal Revenue Code, as amended from time to time.

G. *Company*: **KINIS, LLC.**

H. *Disposition*: The sale, assignment, transfer, exchange or other disposition of an Interest, in any manner, whether voluntary or involuntary, or by operation of law or otherwise.

I. *Gain or Loss from Sale*: Any gain or loss for Federal income tax purposes resulting from the sale or other disposition of the capital assets of the Company not in the ordinary course of the Company's business.

J. *Interest*: The ownership interest, expressed as a percentage, of a Member

in the Company at any particular time, initially as set forth in **Section 5A – Members, Interests and Capital (Members and Interests)**, including the right of the Member to any and all benefits to which the Member is entitled and the obligations to which the Member is subject under the Agreement.

K. *Major Decisions:* The decisions described in **Section 7C (Management – Major Decision Approval)**.

L. *Majority in Interest*: Members owning more than fifty percent (50%) of the Interests of the Members entitled to vote on the matter in issue.

M. *Manager*: A person appointed pursuant to **Section 7A – Management (Manager)**.

N. *Members*: Vincent Vu, Marc Oosterhuis and any person or entity admitted as an additional Member or a successor Member under this Agreement.

O. *Minimum Gain*: As of any date, the amount determined under Section 704(b) of the Code or Regulations thereunder by computing with respect to each nonrecourse liability of the Company, the amount of gain (of whatever character), if any, that would be realized by the Company if it disposed of the Company property subject to that liability for no consideration other than full satisfaction of the liability and by then aggregating the separately computed gains.

P. *Modified Negative Capital Account*: The deficit balance of a Capital Account in excess of the portion of the deficit the Member is deemed obligated to restore pursuant to the Section 704(b) of the Code or Regulations thereunder.

Q. *Net Income or Net Loss*: The income or loss, as the case may be, of the Company for a period as determined in accordance with Section 703(a)(1) of the Code or Regulations thereunder, including each item of income, gain, loss or deduction required to be separately stated, but excluding Gain or Loss from Sale and items specifically allocated under **Section 6 – Allocations and Distributions.**

R. *Prime Rate*: The prime rate shall mean the "prime rate" or "base rate" announced by the financial institution with which the Company has its principal banking relationship (whether or not such rate has actually been charged by that financial institution) or as otherwise designated by the Managers. In the event that financial institution discontinues the practice of announcing that rate, Prime Rate shall mean the highest rate charged by that financial institution on short-term, unsecured loans to its most credit-worthy large corporate borrowers.

S. *Regulations*: The regulations issued under the *Code*, as amended from

time to time.

T. *Successor in Interest*: The person who succeeds to an Interest upon the death, incompetency, termination or Bankruptcy of a Member.

Section 3. ***Name, Office Of The Company And Registered Agent.***

A. *Name*: The name of the Company is **KINIS, LLC**. The business of the Company may be conducted under such trade or fictitious names as the Manager may determine.

B. *Office of the Company*: The principal place of business of the Company shall be 1717 East Cary Street, Richmond, Virginia 23223 . The specified office of the Company at which shall be kept the records required to be maintained by the Company under the Act shall be ______________________________, or such other place or places as the Manager shall deem advisable.

C. *Registered Agent*: The Company's agent for service of process shall be **Vincent Vu at 1717 East Cary Street, Richmond Virginia 23223** or such other person as the Manager may designate.

Section 4. ***Business of the Company***: The business of the Company shall be to engage in any and all lawful business activities.

Section 5. ***Members, Interests and Capital.***

A. *Members and Interests*: The names and Interests of the Members are as -shown on **Exhibit A**.

B. *Initial Capital Contribution*: The Members have previously contributed the amount of cash set forth opposite the name of each on **Exhibit A**. .

C. *Guaranty of Company Indebtedness*: The Members shall not be obligated to guarantee Company indebtedness unless required pursuant to a Major Decision approved by the requisite number of Members pursuant to **Section 7C (Management – Major Decision Approval)**.

D. *No Third Party Beneficiaries*: The foregoing provisions of this Section are not intended to be for the benefit of any creditor or other person to whom any debts, liabilities or obligations are owed by (or who otherwise has any claim against) the Company or any of the Members; and no creditor or other person shall obtain any right under any of the foregoing provisions or shall by reason of any of the foregoing provisions make claim in respect

VV

of any debt, liability or obligation (or otherwise) against the Company or any of the Members.

E. *Capital Accounts.*

(1) (a) A Capital Account shall be established and maintained for each Member. A Member shall have a single Capital Account, regardless of the time or manner in which any portion of that Interest was acquired. If an Interest is transferred in accordance with this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

(b) As of any date, a Member's Capital Account shall consist of: (i) the sum of (A) the amount of money contributed by him to the Company, (B) the fair market value of property contributed by him to the Company, and (C) allocations to him of Net Income and Gain from Sale (or items thereof) (other than gain under **Section 6F – Allocations and Distributions – Allocations to Reflect Book Value/Tax Disparity**), including income and gain exempt from tax, and (D) the amount of any Company liabilities assumed by that Member or that are secured by any Company assets distributed to that Member; *minus* (ii) the sum of (A) the amount of money distributed to him by the Company, (B) the fair market value of property distributed to him by the Company, (C) the amount of any liabilities of that Member assumed by the Company or secured by any property contributed by that Member to the Company other than those taken into account in calculating Capital Contributions, (D) allocations to him of expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as such expenditures under the Regulations, and (E) allocations to him of Net Loss and Loss from Sale (or items thereof).

(c) (i) In the unanimous discretion of Members, the Capital Account of each Member may be adjusted to reflect a revaluation of the Company's assets upon the occurrence of the following events:

(A) The contributions of money or other property (other than a *de minimis* amount) to the Company by a new or existing Member as consideration for an Interest;

(B) The distribution of money or other property (other than a *de minimis* amount) by the Company to a retiring or continuing Member as consideration for an Interest; or

(C) The liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g).

(ii) The adjustment shall be based on the fair market value of Company property (taking Section 7701(g) of the Code into account) on the date of

adjustment, and shall reflect the manner in which the unrealized income, gain, loss or deduction inherent in the property (that has not previously been reflected in Capital Accounts) would be allocated among the Members if there were a taxable disposition of the property for fair market value on that date.

(d) If any Company asset has a book value that differs from the adjusted tax basis of that asset, then the Capital Accounts shall be adjusted in accordance with Regulation Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain or loss computed for book purposes rather than tax purposes, with respect to such asset.

(e) If there is any basis adjustment pursuant to an election under Section 754 of the *Code*, then Capital Accounts shall be adjusted to the extent required by the Regulations.

(f) The principles governing the adjustments of Capital Accounts are intended to satisfy the capital account maintenance requirements of Regulation Section 1.704-1(b)(2)(iv) and shall be construed consistently therewith.

F. *Additional Provisions on Capital and Obligations of Members.*

(1) No Member gives up any of his rights to be repaid his Capital Contributions in favor of any other Member.

(2) No Member shall be paid interest on his Capital Account.

(3) No Member shall have the right to demand and receive property other than cash in return of his Capital Contributions.

(4) No Member shall have the right to demand and receive property of the Company in return of his Capital Contributions until the termination of the Company.

(5) The liability of any Member for the losses, debts, liabilities and obligations of the Company shall be limited to paying his capital contributions when due under the Agreement, his share of any undistributed assets of the Company, and (only to the extent required by the Act) any amounts previously distributed to him from the Company.

Section 6. ***Allocations and Distributions.***

A. *Net Income, Net Loss and Credits*: Subject to **Sections 6E (Minimum Gain Chargeback), 6F (Allocations to Reflect Book Value/Tax Disparity), 6G (Qualified Income Offset) and 6H (Economic Consistency Special Allocations)**, Net Income, Net Loss and tax credits shall be allocated among the Members in proportion to their respective Interests.

B. *Funds Available for Distribution*: All funds available for distribution shall be allocated and distributed among the Members in proportion to their respective Interests at such other time as the Members holding two-thirds of the Interests shall determine.

C. *Gain from Sale*: Subject to **Sections 6E (Minimum Gain Chargeback), 6F (Allocation to Reflect Book Value/Tax Disparity), 6G (Qualified Income Offset), and 6H (Economic Consistency Special Allocations)**, Gain from Sale shall be allocated among the Members in the following order of priority:

(1) To the Members who have negative Capital Accounts immediately preceding the transaction giving rise to the Gain, in proportion to their negative Capital Accounts, until all negative Capital Accounts have been increased to zero;

(2) The balance, if any, to the Members in proportion to their respective Interests.

D. *Loss from Sale*: Subject to **Sections 6F (Allocations to Reflect Book Value/Tax Disparity) and 6H (Economic Consistency Special Allocations)**, Loss from Sale shall be allocated among the Members in the following order of priority:

(1) To the Members who have positive Capital Accounts immediately preceding the transaction giving rise to the Loss, in proportion to their positive Capital Accounts, until each Member's Capital Account is reduced to zero; and

(2) The balance, if any, to the Members in proportion to their respective Interests.

E. *Minimum Gain Chargeback*: Notwithstanding anything to the contrary in this Agreement, if there is a net decrease in the Company's Minimum Gain for a Company taxable year, then there shall be allocated to the Members items of Company income and gain to the extent and subject to the exceptions set forth in the Minimum Gain chargeback requirements of Regulation Section 1.704-2(f).

F. *Allocations to Reflect Book Value/Tax Disparity*: In accordance with Section 704(c) of the Code and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take into account any variation between the adjusted basis of such property to the Company for federal income tax purposes and its agreed upon fair market value at the time of contribution. In addition, if Company property is revalued and Capital Accounts are adjusted, then subsequent allocations of income, gain, loss and deduction for tax purposes with respect to the revalued property shall take into account the

variation between the property's adjusted tax basis and book value in the same manner as under Section 704(c) of the *Code* and Regulations.

G. *Qualified Income Offset*: If a Member unexpectedly receives an adjustment, allocation or distribution described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) that creates a Modified Negative Capital Account, then items of income or gain (consisting of a pro rata portion of each item of Company income, including gross income and gain for such year) shall be allocated to that Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Modified Negative Capital Account created by the adjustments, allocations or distributions as quickly as possible. For purposes of this subsection G, in determining whether a Member has a Modified Negative Capital Account, there shall be taken into account those adjustments, allocations and distributions that, as of the end of the year, are reasonably expected to be made.

H. *Economic Consistency Special Allocations*: The special allocations in **Sections 6E (Minimum Gain Chargeback) and 6G (Qualified Income Offset)** are intended to comply with the Regulations under Code Section 704(b). Notwithstanding any other provision of this **Section 6 – Allocations and Distributions**, those special allocations shall be taken into account in computing subsequent allocations of Net Income, Net Losses and Gain or Loss from Sale or items thereof pursuant to this **Section 6 – Allocations and Distributions**, so that, to the extent possible, the net amount of any item so allocated and the Net Income, Net Losses, and Gain or Loss from this **Section 6 – Allocations and Distributions** shall be equal to the net amount that would have been allocated to each such Member pursuant to this **Section 6 – Allocations and Distributions** if those special allocations had not occurred.

Section 7. ***Management.***

A. *Manager*: The Manager (whether one or more) shall be **Vincent Vu**. The Manager may be removed, or additional Manager(s) appointed with or without cause, by Members holding more than two-thirds of the Interests.

B. *Management of the Company*: Subject to **Section 7C (Management – Major Decision Approval)**, the Manager shall have full charge of the management, conduct and operation of the Company business in all respects and all matters and may delegate certain aspects of its duties to one or more agents, whether such agents are Members of the Company or otherwise. In the event that the Company shall have more than one (1) Manager, any one of such Managers may act as otherwise permitted in this Agreement.

C. *Major Decision Approval*: Notwithstanding anything to the contrary otherwise set forth in this Agreement, the following Major Decisions shall require the approval of Members as set forth below:

(1) *Decisions Requiring Unanimity:* The following decisions shall require unanimous consent of Members:

(a) Selling or contracting to sell (including the method of sale) or otherwise disposing of any real property owned by the Company.

(b) Acquiring any real property.

(c) Financing of the Company, including but not being limited to the financing of the acquisition of any real property or any other assets of the Company, and interim and permanent financing of any real property of the Company.

(d) Leasing or other arrangement of any portion or all of the real property or any other real property of the Company for a term of more than three (3) years.

(e) Construction of any permanent improvements or the making of changes in permanent improvements, but specifically excluding minor repairs to permanent improvements.

(f) Undertaking any transaction or series of related transactions, including purchases of assets, sale of assets, contracting for services and/or incurring indebtedness which in the aggregate exceeds $30,000.00.

(g) Determining whether distributions are to be made to Members except as may otherwise be provided in this Agreement.

(h) Making any election for Federal income tax purposes.

(i) The decision to merge with any entity, whether the Company is to be a survivor or non-survivor of such merger.

(j) The decision to terminate or dissolve the Company.

(k) The decision to sell all or substantially all of the assets of the Company.

(l) The decision to require additional Capital Contributions from Members. Any Capital Contributions, if required, must be required of all Members in accordance with their respective percentage Interests.

(m) The decision to require Members to guarantee any indebtedness of the Company. Any such requirement, if adopted, must require either: (i)

guaranties of Company indebtedness by each Member in equal measure; or (ii) guaranties of Company indebtedness by each Member in proportion to each Member's percentage Interest in the Company.

(n) The decision by the Company to issue additional Membership Interests or to take any other action which would have the direct or indirect effect of reducing the percentage ownership of the Company by any individual Member.

(o) The decision to materially change the core and primary business of the Company, which at the date of the execution of this Agreement regards the design, manufacture and sale of socks and related footwear.

Notwithstanding anything to the contrary contained in this Agreement, any action which would cause the Company to become an entity other than a Virginia limited liability company shall require the unanimous approval of all of the Members.

D. *Execution of Documents.*

(1) Any instrument may be executed and delivered on behalf of the Company by the Manager, including any deed, deed of trust, note or other evidence of indebtedness, lease agreement, security agreement, financing statement, contract of sale, or other instrument purporting to convey or encumber, in whole or in part, any or all of the assets of the Company, at any time held in its name, or any receipt or compromise or settlement agreement with respect to the accounts receivable and claims of the Company; and no other signature shall be required for any such instrument to be valid, binding and enforceable against the Company in accordance with its terms. All persons may rely thereon and shall be exonerated from any and all liability if they deal with Manager on the basis of documents approved and executed on behalf of the Company by the Manager.

(2) Any person dealing with the Company or its Manager or Members may rely upon the certificate signed by a Manager as to:

(a) the identity of the Members or Manager;

(b) acts by the Members or Manager;

(c) any act or failure to act by the Company or as to any other matter whatsoever involving the Company or any Member.

E. ***Compensation and Reimbursement of Members and Manager.*** Subject to Section 8 below, the Company shall be authorized to enter into compensation and/or employment arrangements with the Manager and Members for services rendered to the Company

by such Manager or Members. The Company shall be authorized to reimburse the Manager or Members for out of pocket expenses incurred by such persons on behalf of the Company or in pursuit of Company business.

Section 8. ***Authority of the Members and Manager and their Affiliates to Deal with the Company***: The Manager, in his discretion, may engage any Member or any person, firm or corporation in which any Member or Manager or any affiliate of a Member or Manager may have an interest, for the performance of any and all services or purchase of goods or other property which may at any time be necessary, proper, convenient, or advisable in carrying on the business and affairs of the Company or disposing of some or all of its assets; provided, however, that the compensation or price therefor shall not materially exceed that prevailing in arm's length transactions by others rendering similar services on comparable transactions as an on-going activity in the same geographical area.

Section 9. ***Authority of the Members and Manager to Engage in Other Businesses***: Subject to the terms of any other employment or compensation arrangement between the Company and the Member/Manager in question, any of the Members or Manager may engage in and/or possess an interest in other business ventures of any nature and description, independently or with others, provided that such enterprises are not in competition with the Company, including but not being limited to, the ownership, financing, operation, management, brokerage and development of real property or other business entities; and neither the Company nor any of the Members shall have any right by virtue of this Agreement, in or to any independent venture or to any income or profits derived therefrom.

Section 10. ***Accounts, Books, Records, Accounting, Reports, and Tax Matters.***

A. *Bank Accounts*: The funds of the Company shall be deposited in the name of the Company in such financial institution accounts as may be designated by the Manager and the Manager shall arrange for the appropriate conduct of such accounts, including the signatures to be required. All Members of the Company shall be entitled to complete updated information regarding such funds, bank accounts and financial institutions.

B. *Books and Records*: The Manager shall keep or cause to be kept complete and accurate books of account, in which shall be entered fully and accurately each and every transaction of the Company, and the records required to be maintained by the Company pursuant to the Act. The Company's books and records shall be maintained at the principal office of the Company or at such other place as the Manager may from time to time designate, and each Member shall at all reasonable times have access thereto and the right to inspect and copy for purposes related to the Company's business.

C. *Tax Information*: The Manager shall use his best efforts to cause the Company to deliver to each Member within 60 days after the end of each taxable year the

information relating to the Company necessary for the preparation of the Member's federal income tax return.

D. *Partnership Representative*: **Vincent Vu** is designated as the "partnership representative" for purposes of the *Code*. Notwithstanding the provisions of the *Code*, the partnership representative shall notify all the members of the Company in writing at their normal place of abode, of any and all correspondence, phone calls or in person inquiries by the IRS or its agents, regarding any threatened, potential or actual audit of the Company's tax return(s). The partnership representative shall be personally liable to each of the Company's members in proportion to their membership interests for any consent to or agreement with a tax assessment or assessments or payment agreement or agreements entered into with the IRS, or tax elections made on behalf of the Company, unless ratified in writing by members holding a majority of the membership interests not otherwise held by the partnership representative immediately prior to such consent or agreement. The partnership representative shall also be personally liable to each of the Company's members in proportion to their membership interests for any damages resulting from a failure to comply with the notice requirements of this section.

Section 11. ***Indemnification and Exculpation of Members and Manager.***

A. *Indemnification*: The Members and Manager shall be indemnified and held harmless by the Company from any liability resulting from any act performed by or omission made by them on behalf of the Company, except for willful misconduct or knowing violation of criminal law, to the fullest extent that a director or officer of a stock corporation may be indemnified and held harmless under Chapter 9 of Title 13.1 of the *Virginia Code*, 1950, as amended.

B. *Exculpation*: The Members and Manager shall not be liable to the Company or to any Member for or as a result of any act, omission or error in judgment that was taken, omitted or made by the Members or Manager in accordance with the standards established by Section 13.1-1024.1 of the Act. In any proceeding brought or in the right of the Company or brought by or on behalf of Members of the Company, a Member or Manager shall have no liability for damages other than for willful misconduct or a knowing violations of the criminal law.

Section 12. ***Assignability of Company Interests.***

A. *Limitations*: No Member may withdraw or resign from the Company without the prior written consent of all of the Members. In the event that a Member (Transferring Member) desires to dispose of all or any portion of his Interest, whether by way of sale, exchange, or otherwise, the Transferring Member shall first obtain the unanimous consent of the other Members or shall first offer in writing to sell all of his Interest to the other Members for such price and upon such conditions as the Transferring Member shall determine (provided,

that if the Transferring Member shall have obtained a bona fide written offer for his Interest, the offer made to the other Members shall be at the same price and upon the same conditions as specified in such bona fide written offer), and the other Members shall have the right within sixty (60) days thereafter to purchase the Transferring Member's Interest. If more than one Member exercises the option to purchase the Transferring Member's Interest, their exercise of the purchase option shall be deemed an election to purchase a portion of the Transferring Member's Interest that is the ratio of the purchasing Member's Interest to the Interests of all purchasing Members. If the other Members do not elect to purchase the Transferring Member's Interest, the same may be disposed of by the Transferring Member during the following ninety (90) days at the same price and upon the same conditions as specified in the offer made to the other Members.

B. *Substituted Members.*

(1) Unless named in this Agreement or admitted as provided in subsection (2), no person shall be considered a Member; and the Company, each Member, and any other person having business with the Company need deal only with Members so named and so admitted. They shall not be required to deal with any other person by reason of any Disposition by a Member or by reason of the death or termination of a Member, except as otherwise provided in this Agreement. In the absence of substitution of a Member for an assigning, deceased or terminated Member, any payment to a Member, or to his successors, executors or administrators, shall acquit the Company of all liability to any other person who may be interested in such payment by reason of an assignment by the Member or by reason of his death or termination.

(2) An assignee may become a substituted Member in place of his assignor or predecessor in interest only if all of the following conditions are satisfied:

(a) The instrument of assignment sets forth the intention of the assignor that the assignee shall become a substituted Member in place of the assignor with respect to the assignor's Interest.

(b) The assignor and assignee shall execute and deliver such other instruments as the Manager may require, including written acceptance by the assignee of the terms of the Agreement and the power of attorney in the form described in **Section 18 – Manager as Attorney-In-Fact**.

(c) The unanimous written consent of the other Members, other than the assignor's or predecessor's Interest, to the substitution shall have been obtained, which consent may be granted or withheld in the absolute discretion of each Member.

(d) The assignee shall have paid all reasonable fees and costs

incurred by the Company in connection with substitution as a Member, as determined by the Manager.

C. *Pledge or Encumbrance of Interests*: No Member may pledge or encumber all or any part of his Interest, in any manner, whether voluntarily or involuntarily, by operation of law or otherwise, without the unanimous consent of the remaining Members, exclusive of the Member proposing to pledge or encumber all or any part of his Interest.

Section 13. ***Death, Bankruptcy or Termination of a Member.***

A. *Events*: Upon the death, Bankruptcy or termination of a Member (excluding a dissolution followed by the reconstitution of the Member), the other Members shall each have the option, exercisable by notice to the Successor in Interest within ninety (90) days after the earlier of the date the Members are given notice pursuant to **Section 17C – Notices (Effective Date)** to purchase the Member's entire Interest. However, if more than one Member exercises the option to purchase the Member's Interest, their exercise of the purchase option shall be deemed an election to purchase a portion of the Interest that is the ratio of the purchasing Member's Interest to the Interests of all purchasing Members.

B. *Purchase Price*: If a Member having the option elects to purchase the Interest of the deceased, Bankrupt or terminated Member, the purchase price shall be an amount equal to the Member's proportionate share of the "Net Assets" as determined in **Section 13E – Death, Bankruptcy or Termination of a Member (Net Assets of the Company)**.

C. *Terms*: The purchase price shall be paid in cash at closing (which shall be within 90 days after the determination of the purchase price) or at the Company's election, twenty percent (20%) of the purchase price, if the option to purchase is exercised, shall be payable in cash or by bank check. The remainder of the purchase price shall be paid in four (4) equal annual installments with the first installment being due and payable one (1) year from closing. The remainder of the purchase price shall bear interest at the Prime Rate in effect at the date of closing with annual interest payments to be made on the same date that annual principal payments are due. The purchaser shall have the right to prepay the deferred purchase price at anytime without penalty. The deferred purchase price shall be evidenced by a note.

D. *Failure to Exercise Option to Purchase*: If no Member exercises the option to purchase the Interest of the deceased, Bankrupt or terminated Member conferred by **Section 13A**, then the business of the Company shall continue without winding up the Company's affairs. The Successor in Interest shall be an assignee of the former Member but not admitted as a substituted Member except in accordance with **Section 12B(1) – Assignability of Company Interests (Substitute Members).**

E. *Net Assets of the Company*: The "Net Assets" of the Company means the

sum of (i) the book value on the determination date of the assets of the Company other than real estate and improvements and (ii) the then appraised value of real estate and improvements, less the total indebtedness of the Company on the determination date; and "appraised value" means the value determined by a disinterested real estate appraiser appointed by the remaining Member or Members and the representative of the estate of the deceased, terminated or bankrupt Member, or if the parties cannot agree on one appraiser, then by two disinterested real estate appraisers, one appointed by the remaining Member or Members, and the other by the representative of the estate of the deceased, terminated or bankrupt Member, or, if such two appraisers do not agree as to value, by a third disinterested real estate appraiser appointed by the two appraisers appointed in accordance with the foregoing provisions. The determination date shall be the date of the Member's death, termination, or Bankruptcy, as the case may be.

Section 14. ***Termination.***

A. *Events Causing Dissolution and Winding Up*: The unanimous consent in writing by the Members shall cause the dissolution and winding up of the Company.

B. *Winding Up Company Affairs.*

(1) Upon the occurrence of any of the events specified in **Section 14A – Termination (Events Causing Dissolution and Winding Up)**, the Manager shall wind up the affairs of the Company. After the payment of, or provisions for, all debts of the Company, the proceeds of the sale of the Company assets or the Company assets shall be distributed to the Members in accordance with their Capital Accounts. If any assets are distributed in kind, they shall be distributed on the basis of the fair market value thereof as determined in the same manner described in **Section 6 – Allocations and Distributions** and shall be deemed to have been sold at fair market value for purposes of the allocations under **Section 6 – Allocations and Distributions**. Unless the Members otherwise agree, there shall be distributed to the Members as tenants-in-common, an undivided interest in the assets equal to the distributions to which they are entitled under **Section 6 – Allocations and Distributions.**

(2) If the Company is "liquidated" within the meaning of Regulation Section 1.704-1(b)(2)(ii)(g), then the liquidating distributions shall be made by the later of (i) the end of the Company taxable year in which liquidation occurs, or (ii) ninety (90) days after the date of liquidation.

(3) The Company shall terminate when all assets of the Company have been sold and/or distributed and all affairs of the Company have been wound up.

Section 15. ***Amendments.***

A. *General Amendments*: Except as provided in **Section 15B - Amendments**

(Changes Affecting Members) or **Section 15C – Amendments (Amendments by Manager)**, this Agreement may be amended by the Members in any manner with the unanimous approval of Members.

B. *Changes Affecting Members*: Notwithstanding **Section 15A – Amendments (General Amendments)**, any amendment to this Agreement that would adversely affect the federal income tax treatment to be afforded a Member, adversely affect the liabilities of a Member, modify any consent and approval rights reserved by the Members or change the method of allocation of Net Income or Net Loss, Gain or Loss from Sale, or the distribution of funds available for distribution as provided in **Sections 6 – Allocations and Distributions and 14 - Termination,** shall require the approval of the Member affected; provided, however, that the Members are authorized to modify **Section 6 – Allocations and Distributions**, without the consent of the Members, if, upon advice of counsel for the Company, the modification is necessary to cause the allocations under **Section 6 – Allocations and Distributions** to have substantial economic effect or to be in accordance with the Members' interests under Section 704 of the *Code* and the most recently proposed or final Regulations thereunder, so long as the modification does not, by its terms, alter the limited liability of the Members and provided that the modification is not likely to have a material effect on the amounts distributable to any Member pursuant to this Agreement.

C. *Amendments by Manager*: Notwithstanding any provision of this Agreement, amendments to this Agreement which, in the opinion of counsel to the Company, are necessary to maintain the status of the Company as a tax partnership under federal or state law may be made by the Manager without the necessity of a vote of the Members.

Section 16. ***Representations and Warranties***

A. Vincent Vu hereby represents and warrants that all intellectual property, equipment, customer lists, patents (granted or pending), logos, tradenames, trademarks, inventory, samples, business records, trade secrets and/or other tangible or intangible assets used by him, or by affiliates of him, in connection with the development, manufacture or sale of footwear products in the ten (10) years prior to the date of this Agreement have been duly transferred to the Company and are held by the Company free and clear of any rights, claims or encumbrances of any kind.

B. Vincent Vu hereby represents and warrants that as of the effective date of this Agreement, the Company is not indebted to Vincent Vu, or any other person or entity in any amounts, is party to no executory contracts and is not bound by any agreement or obligation except as set forth in Exhibit B hereto. Vincent Vu hereby represents that he is not due any compensation or payment for services rendered to the Company as of the effective date of this

MST
V.V

Agreement.

Section 17. ***Additional Operating Covenants.***

A. Within thirty (30) days from the effective date of this Agreement, Vincent Vu, as Manager, will cause the Company to obtain a products liability insurance policy with liability coverage of not less than $1,000,000.00. The terms, exclusions and coverage of such policy shall otherwise be commercially reasonable in light of applicable industry standards. The Company will maintain a products liability insurance policy conforming with the above at all times and shall not allow coverage of the same to lapse for any period of time during which the Company remains in existence and during which the Company's affairs have not been wound up.

B. Within thirty (30) days from the effective date of this Agreement, Vincent Vu, as Manager, will cause the Company to retain the services of a qualified accountant to assist the Company in establishing proper accounting procedures and to ensure conformance with applicable tax rules and regulations.

Section 18. ***Miscellaneous Provisions.***

A. *Governing Law*: This Agreement and the rights and liabilities of the parties shall be determined in accordance with the laws of Virginia.

B. *Captions*: Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

C. *Construction*: Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural and vice versa.

D. *Survival of Representations and Warranties*: All representations and warranties herein shall survive until the termination of the Company, except to the extent that a representation or warranty expressly provides otherwise.

E. *Severability*: Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of the terms or provisions within this Agreement.

F. *Successors*: Subject to the limits on transferability contained herein, each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the successors, heirs, and assigns of the respective parties.

G. *Execution and Counterparts*: This Agreement and any amendments may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one agreement. In addition, this Agreement and any amendments may be executed through the use of counterpart signature pages. The signature of any party on any counterpart agreement or counterpart signature page shall be deemed to be a signature to, and may be appended to, one document.

H. *Entire Agreement*: This Agreement embodies the entire agreement and understanding between the Members with respect to the subject matter hereof, and supersedes all prior agreements and understandings between such Members relating to the subject matter hereof. No amendment, modification, termination or waiver of any provision of this Agreement shall be affected unless the same shall be set forth in writing unanimously signed by all Members.

Section 19. ***Notices.***

A. *Addresses*: The initial Address of each Member is set forth in Exhibit A hereto. Each Member shall keep the Company informed of his current address and shall promptly notify the Company of any change in such address and the Company shall maintain such addresses in the records of the Company and shall promptly provide the same to any Member upon request.

B. *Communications*: Any notice, payment, demand, consent, or communication required or permitted to be given by this Agreement shall be in writing and shall be deemed to have been sufficiently given or served for all purposes if delivered personally to the party or to an officer of the party to whom it is directed or if sent by registered or certified mail, postage and charges prepaid, addressed to the address contained in the records of the Company.

C. *Effective Date*: Any such notice shall be deemed to be given on the date on which it was delivered personally or deposited in a regularly maintained receptacle for the deposit of United States mail, addressed as set forth above. Any Member may change the address of that party for purposes of this Agreement by giving the other Members notice of such change in the manner set forth above.

Section 20. ***Manager as Attorney-In-Fact.***

A. *Appointment of Manager as Attorney-In-Fact*: Each Member irrevocably constitutes and appoints, with full power of substitution, the Manager as his true and lawful attorney-in-fact with full power and authority in his name, place and stead to execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to carry out the provisions of this Agreement, including but not limited to:

(1) All certificates and other instruments (including counterparts of this Agreement), and any amendment thereof, which the Manager deems appropriate to form, qualify or continue the Company as a limited liability company;

(2) Any other instrument or document which may be required to be filed by the Company under the laws of any state or which the Manager deems advisable to file;

(3) All amendments to this Agreement adopted in accordance with the terms hereof and all instruments which the Members deem appropriate to reflect a change or modification of the Company in accordance with this Agreement; and

(4) Any instrument or document, including amendments to this Agreement, which may be required to effect the continuation of the company, the admission of a substituted Member or an additional or successor Member, or the dissolution and termination of the Company (provided the continuation, admission or dissolution and termination are in accordance with this Agreement).

B. *Irrevocable Appointments*: The appointment by each Member of the Manager as his attorney-in-fact is irrevocable and shall be deemed to be a power coupled with an interest and shall survive the Bankruptcy, disability or incompetence of any person giving such power and the transfer or assignment of all or any part of the Interest of such person; provided, however, that in the event of the transfer by a Member of all or any part of his Interest, this power of attorney of a transferor Member shall survive such transfer only until such time, if any, as the transferee shall have been admitted to the Company as a substituted Member and all required documents and instruments shall have been duly executed, filed and recorded to effect such substitution.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

_______________________________ (Seal)
Vincent Vu

_______________ (Seal)
Marc Oosterhuis

00620113.1

EXHIBIT A TO

KINIS, LLC

OPERATING AGREEMENT

Name / Address of Member	Initial Capital Contribution	Ownership Interest
Vincent Vu	$	96%
Marc Oosterhuis	$20,000.00	4%

EXHIBIT B TO

KINIS, LLC

OPERATING AGREEMENT

The following are the exclusive known liabilities and obligations of the Company as of the effective date of the Company's Operating Agreement (excluding obligations arising from the Operating Agreement):

① Product Insurance

② our Standing Invoice from Mayo approximate 700-750 Pairs

AMENDMENT OF OPERATING AGREEMENT

AND

TERMINATION OF INITIAL MEMORANDUM OF EMPLOYMENT

AND

TERMINATION OF MEMBERSHIP INTEREST BUY-SELL AGREEMENT

THIS AMENDMENT AND TERMINATION AGREEMENT ("Agreement") is entered into this _05_ day of __November______________, 2018 by and between KINIS, LLC ("Company"); VINCENT VU ("VU") and MARC OOSTERHUIS ("Oosterhuis") and provides as follows:

RECITALS

WHEREFORE, the parties previously entered into an "Initial Memorandum of Employment" dated June 8, 2018 between the Company and between each of Vu and Oosterhuis as employees/agents of the Company ("Employment Memorandum");

WHEREFORE, the parties previously entered into a Membership Interest Buy-Sell Agreement dated June 18, 2018 between the Company and between Vu and Oosterhuis as members of the Company (the "Buy-Sell Agreement");

WHEREFORE, the parties previously entered into an Operating Agreement dated June 18, 2018 which sets forth the rights and obligations of the parties with respect to the ownership, operation, management and business of the Company (the "Operating Agreement").

WHEREFORE, the parties desire to terminate the Employment Memorandum and the Buy-Sell Agreement and wish to amend the Operating Agreement as otherwise set forth hereafter.

COVENANTS

1. The parties hereby terminate the Employment Memorandum in its entirety and upon the execution of this Agreement, such Employment Memorandum shall be void and of no further effect.

2. The parties hereby terminate the Buy-Sell Agreement in its entirety and upon the execution of this Agreement, such Buy-Sell Agreement shall be void and of no further effect.

3. The parties hereby Amend Exhibit "A" of the Operating Agreement to read in its entirety as follows:

Name/Address of Member	Initial Capital Contribution	Ownership Interest
Vincent Vu	$65000.00	80%
Marc Oosterhuis	$50,000.00	20%

The Manager shall cause the above membership interests to be reflected in the books and records of the Company. The parties agree that for all purposes, including the allocations and distributions set forth in Section 6 of the Operating Agreement, the above membership interest percentages shall be deemed to have been in place effective as of January 1, 2018.

4. The parties hereby acknowledge and agree that pursuant to Sections 7(E) and 8 of the Operating Agreement, the Company may, in the discretion of the Manager, pay Vincent Vu an annual salary of up to $30,000.00 per year once cash flow permits, and the parties agree that such compensation is agreed, between them, to not exceed the reasonable arms-length compensation which might be paid to third-parties rendering similar services.

5. All other provisions of the Operating Agreement shall remain in full force and effect as originally executed.

WITNESSETH the following signatures and seals as of the date first above written:

Vincent Vu — Date 11/05/18

Marc Oosterhuis — Date 11/05/18

KINIS, LLC — Date 11/05/18

By: Vincent Vu
Manager